SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                    Angeles Partners IX Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 1, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


_________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

      CUSIP No. Not Applicable

1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

      Equity Resources Group, Incorporated    I.R.S.# 04-2723870
      Equity Resource Pilgrim Fund Limited Partnership I.R.S.#04-334815 Equity Resource Fund XV Limited Partnership I.R.S.#04-3182947 Equity Resource Fund XVI Limited Partnership I.R.S.#04-3223091 Equity Resource Fund XVII Limited Partnership I.R.S.#04-3274114 James E. Brooks
      Mark S. Thompson
      Eggert Dagbjartsson

2.    CHECK  THE   APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (SEE
      INSTRUCTIONS)
                                                                (A) [ ]
                                                                (B) [ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                  WC $129,570

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                            [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Pilgrim Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVII Limited Partnership is a Massachusetts limited partnership.
      James E. Brooks is a United States citizen.
      Mark S. Thompson is a United States citizen.
      Eggert Dagbjartsson is a United States citizen.

NUMBER  OF SHARES  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
WITH:

7.    SOLE VOTING POWER
      None

     CUSIP No. Not Applicable

8.   SHARED VOTING POWER

     25 Units are held by Equity Resource Pilgrim Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners (the "Pilgrim Fund General Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

     10 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

     723 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

     276 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund XVII General Partners"). Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

     See Item 2 below for other required information.

9.   SOLE DISPOSITIVE POWER
     None

10.  SHARED DISPOSITIVE POWER
     25 Units are held by Equity Resource Brattle Fund Limited Partnership. Voting Power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

     10 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

     723 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such

     CUSIP No. Not Applicable

     Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

     276 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

     See Item 2 below for other required information.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25 Units are held by Equity Resource Pilgrim Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners.

     10 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     723 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     276 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

     See Item 2 below for other required information.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)( )


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1% are held by
     Equity Resource Pilgrim Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners.

     .1% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     3.6% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     CUSIP No. Not Applicable


     1.4% are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners

     See Item 2 below for other required information.

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     Equity Resources Group, Incorporated                   CO
     Equity Resource Pilgrim Fund Limited Partnership       PN
     Equity Resource Fund XV Limited Partnership            PN
     Equity Resource Fund XVI Limited Partnership           PN
     Equity Resource Fund XVII Limited Partnership          PN
     James E. Brooks                                        IN
     Mark S. Thompson                                       IN
     Eggert Dagbjartsson                                    IN

Item 1.  Security and Issuer

     This statement relates to certain limited partnership units (the "Units") of Angeles Partners IX, a California limited partnership with its principal executive office at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602.


Item 2.  Identity and Background.

     (a) The names of the persons filing this statement are Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, and Eggert Dagbjartsson, respectively (collectively, the "Reporting Persons"). Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners of Equity Resource Fund XVII Limited Partnership. James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners of Equity Resource Pilgrim Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of all such Reporting Persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

     (b) The business address of each of the Reporting Persons, respectively, is 14 Story Street, Cambridge, Massachusetts 02138.

      CUSIP No. Not Applicable

     (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

     (d) During the past five years, none of the Reporting Persons, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Limited Partnerships are Massachusetts Limited partnerships. Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

     Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively, purchased the Units hereby reported for an aggregate of $129,570 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4.  Purpose of Transaction.

     Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively, acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons, in their capacities as general partners of each of Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Fund XV

      CUSIP No. Not Applicable

Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership respectively, beneficially own an aggregate of 1,034 Units, representing 5.2% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 5.2% because of rounding done pursuant to the instructions to Schedule 13D).

     (b) The Reporting Persons, in their capacities as general partners of each of Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 1,034 Units referred to in Item 5(a). See Item 2 above for other required information.

      (c)  Not applicable.

      (d)  Not applicable.

      (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 7.1 Agreement dated as of April 1, 1997, between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

      CUSIP No. Not Applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


           April 1, 1997                     April 1, 1997
           (Date)                                   (Date)

EQUITY RESOURCES GROUP,
INCORPORATED


By: /s/ Eggert Dagbjartsson                 /s/ James E. Brooks
    ------------------------                ------------------------
    Eggert Dagbjartsson                     James E. Brooks, individually
    Executive Vice President

EQUITY RESOURCE PILGRIM FUND
LIMITED PARTNERSHIP


By: /s/ Eggert Dagbjartsson
    ------------------------
    Eggert Dagbjartsson, as
     general partner
                                            /s/ Mark S. Thompson
                                            ------------------------
                                            Mark S. Thompson, individually

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner


    By: /s/ Eggert Dagbjartsson            /s/ Eggert Dagbjartsson
        ------------------------           ------------------------
        Eggert Dagbjartsson                Eggert Dagbjartsson, individually
        Executive Vice President

      CUSIP No. Not Applicable


By: EQUITY RESOURCE FUND XVI LIMITED
    PARTNERSHIP


   By: /s/ Eggert Dagbjartsson
       ------------------------
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVII LIMITED
PARTNERSHIP


By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner


    By: /s/ Eggert Dagbjartsson
        ------------------------
        Eggert Dagbjartsson
        Executive Vice President

      CUSIP No. Not Applicable

                                                                    EXHIBIT 7.1
                                   AGREEMENT


     This Agreement dated as of April 1, 1997, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

     Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 1,034 units (the "Units") of limited partnership interest in Angeles Partners IX Limited Partnership, a California limited partnership, held by Equity Resource Pilgrim Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, respectively. Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Cambridge Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Fund XVII Limited Partnership, as the case may be.

     Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.


EQUITY RESOURCES GROUP,
INCORPORATED


By: /s/ Eggert Dagbjartsson                   /s/ James E. Brooks
    ------------------------                  --------------------
    Eggert Dagbjartsson                       James E. Brooks, individually
    Executive Vice President

      CUSIP No. Not Applicable

EQUITY RESOURCE PILGRIM FUND
LIMITED PARTNERSHIP


By: /s/ Eggert Dagbjartsson                   /s/ Mark S. Thompson
    ------------------------                  --------------------
    Eggert Dagbjartsson, as general partner   Mark S. Thompson, individually


EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partne


    By: /s/ Eggert Dagbjartsson               /s/ Eggert Dagbjartsson
        ------------------------              ------------------------
         Eggert Dagbjartsson                  Eggert Dagbjartsson, individually
         Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
        ------------------------
        Eggert Dagbjartsson
        Executive Vice President President

EQUITY RESOURCE FUND XVII LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
        ------------------------
        Eggert Dagbjartsson
        Executive Vice President